[McKee Nelson LLP Letterhead]

April 27, 2006

Ms. Sara W. Dunton
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aegis Asset Backed Securities Corporation
Registration Statement on Form S-3
Amendment No. 1 filed March 10, 2006
File No. 333-132108 (the “Registration Statement”)
Ms. Dunton:

Thank you for your comments on the Registration Statement of Aegis Asset Backed Securities Corporation (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company. In one instance we have deleted disclosure in response to your comments; the changes in disclosure have been identified in the marked copy of the prospectus that accompanies this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form S-3
1.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described as contemplated in the base prospectus will usually require a new registration statement, if to include additional assets, or a post-effective amendment. Please also note Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or not reasonably available. Please revise the base prospectus to describe the assets, structural features and/or credit support reasonably contemplated to be included in an actual takedown.

Ms. Sara W. Dunton
April 27, 2006

We confirm, on behalf of the Company, that the base prospectus describes all types of assets, credit enhancement and other structural features that are reasonably contemplated to be included in the structure of securities offered in a takedown from the shelf.

2.	We note your response to prior comment 3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

We confirm, on behalf of the Company, that the Company will file unqualified legality and tax opinions of counsel at the time of each takedown.

Derivative Instruments, page 80

3.
Either delete your reference to the credit default swaps, or provide us with your legal analysis to how this derivative would meet the definition of asset-backed security under item 1101(c)(1) of Regulation AB. Please include in your analysis the mechanics involved in the credit default swap you contemplate including in the pool assets. Refer to the discussion at Section III.A.2 of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

The disclosure referenced above has been deleted.

4.
Please provide us with more information on how the market value swaps operate. For example, are the market value swaps referenced to the value of one or more of the mortgage loans or other assets included in the trust fund or to a class of offered securities? In the proposed mandatory auction procedure, how would a market value swap ensure that the original investors would receive at least par at the time of tender? Please also briefly address how the market value swap meets the definition of asset-backed security. Refer to Section III.A.2 of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905).

In a typical structure a market value swap will reference the value of a particular class or particular classes of securities. A market value swap might be utilized, for example, in a transaction in which the pool assets consist in substantial part of residential mortgage loans that accrue interest on the basis of a fixed interest rate for a specified period of time, after which the interest rate converts under the terms of the mortgage loans to an adjustable rate. In such transactions it is common for the operative agreements to provide that at a specified date near the end of the fixed rate period for the majority of such mortgage loans the holders of certain classes of securities must transfer the securities to other investors who will have purchased the securities pursuant to a mandatory auction procedure. Under the terms of the market value swap, the swap counterparty is required to pay for the benefit of the selling securityholders the amount, if any, by which the proceeds of the auction are less than the outstanding principal amount of the auctioned securities plus interest accrued thereon. (The swap counterparty is entitled to receive any amount by which the proceeds of the auction exceed the outstanding principal amount of the auctioned securities plus accrued interest.)

Ms. Sara W. Dunton
April 27, 2006

Payments on the securities themselves in such a transaction are dependent on cash flows from the pool assets, not on payments under the market value swap. The securities therefore satisfy the definition of “asset-backed security” under Regulation AB. The swap is solely a mechanism to ensure that the price paid to securityholders in a mandatory resale of their securities is not less than the outstanding principal amount of the securities plus accrued interest. After the securities have been transferred to new holders, the securities remain outstanding and continue to be paid from proceeds of the pool assets, in the same manner as if the securities had been transferred in a typical secondary market trade. After the auction and sale of the securities has occurred, the market value swap terminates.

5.
In addition, please provide more background information regarding the transfer of securities to investors in the mandatory auction procedure. How will the transfer take place and which parties will be involved in the transfer? Also, specifically address how the securities are primarily serviced by the cash flows of a discrete pool of receivables, as it appears the proceeds from the auction will be used to pay off the original securities.

The securities subject to the auction procedure will typically be held in book-entry form. Upon completion of the auction and identification of the winning bidders, the auction administrator will direct the clearing agency, The Depository Trust Company, to transfer the securities from the accounts of the existing holders to the accounts of the applicable transferees. The auction administrator will pay to the transferring holders the purchase price, which may be equal to the amount of the highest bid or, if so specified in the applicable prospectus supplement, may be equal to the outstanding principal amount of the auctioned securities plus interest accrued thereon. All, or the substantial majority, of these funds will be derived from the price paid by the winning bidders in the auction. As described above, to the extent that the issuing entity has entered into a market value swap and the winning bids are for less than the outstanding principal amount of the auctioned securities plus accrued interest, the remaining amount of the purchase price will be paid from proceeds of the swap.

Ms. Sara W. Dunton
April 27, 2006

Please note that the proceeds of the swap are not applied to make any payments on the securities. As described above, the swap is utilized only to fund any shortfall in the purchase price paid to transferring holders upon mandatory transfer of their securities. After the securities have been transferred to new holders, the securities remain outstanding and continue to be paid from proceeds of the pool assets, in the same manner as if the securities had been transferred in a typical secondary market trade.

6.
We note that you contemplate investors tendering their securities in a mandatory auction. Please confirm that the administrator used in the mandatory auction will be completely independent of the depositor, underwriter or their affiliates.

We confirm, on behalf of the Company, that the administrator responsible for administering a mandatory auction as described in the prospectus would be independent of the Company, any applicable underwriter or any of their affiliates.

I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-4137.

Very truly yours,

/s/ Edward E. Gainor

Edward E. Gainor

cc:	Hannah Teshome
John Jukoski
Soc Aramburu
John Rexer
Michael Balog